Exhibit 99.1

Sundial Announces 2020 Launch of Medical Cannabis Marketplace

CALGARY, Dec. 19, 2019 /CNW/ - Sundial Growers Inc. (Nasdaq: SNDL) ("Sundial") is pleased to announce an initiative to enter the Canadian medical cannabis business with plans for an innovative e-commerce marketplace.

Navigating the process to access medical cannabis can be confusing to patients, and this content rich e-commerce platform aims to streamline the process.  In delivering an elevated medical Cannabis experience to Canadians, Sundial will also leverage its research capabilities created by the 50% acquisition of Pathway Rx Inc. (PathwayRx). PathwayRx will implement learnings from its research to develop unique medical cannabis products targeted for use with specific medical conditions.

"This initiative is truly the launch pad for Sundial's Heal (medical) strategy and allows us to accelerate entry into the Canadian medical cannabis market by establishing trusted relationships with patients based on research, high-quality consistent products, accessibility and thoughtful customer care," said Torsten Kuenzlen, Sundial's Chief Executive Officer.

Sundial has entered into an agreement with a subsidiary of Empire Company Limited and their family of brands, including Sobeys, Safeway, Lawtons, Thrifty Foods, FreshCo, and Foodland to offer medical cannabis education, products and accessories to its pharmacy patients when the marketplace is launched.

This new platform will be available to patients across Canada starting in the summer of 2020.

For more information about Sundial, visit www.sndlgroup.com and follow on Twitter @SundialCannabis, Instagram @SundialCannabis, LinkedIn @SundialCannabis and Facebook @SundialCommunity.

About Sundial Growers Inc.
Sundial proudly crafts pioneering cannabis brands to Heal, Help and PlayTM:

  Heal - cannabis products used as prescription medicine
  Help - cannabis products that strive to promote health and wellness through CBD
  Play - cannabis products to enhance social, spiritual and recreational occasions

Sundial has facilities in Canada and the United Kingdom and provides quality and consistent products consumers can trust.

In Canada, we grow 'craft-at-scale' cannabis using purpose-built modular facilities and award-winning genetics. Sundial's flagship production facility is located in Olds, Alberta with a second facility in Rocky View, Alberta. We have commenced construction of our next purpose-built facility in Merritt, British Columbia.

In the United Kingdom, we grow high-quality traceable plants, including hemp, ornamental flowers and edible herbs, in over 1.5 million square feet of state-of-the-art environmentally friendly, indoor facilities. Bridge Farm has three facilities in Spalding with another currently under construction.

We employ over 1,000 employees globally, full-time and seasonal, bringing economic benefits to the local communities in which we operate.

Forward-Looking Information Cautionary Statement
This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward looking statements in this release includes, but is not limited to, the potential expansion plans of the Company in Canada, and statements regarding the future performance of the Company. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Sophie Pilon, Corporate Communications Manager, Sundial Growers Inc., O: 1.587.327.2017, C: 1.403.815.7340, E: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 07:30e 19-DEC-19